Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, New York  10171

September 21, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Genco Shipping & Trading Limited
Registration Statement on Form S-3 (File No. 333-145687)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Genco Shipping & Trading Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date thereafter, of its Registration Statement on Form S-3, File No. 333-145687, together with all exhibits thereto (the “Registration Statement”), as filed with the Commission on August 24, 2007.

The Company requests the withdrawal of the Registration Statement based on its determination that the Company was apparently not eligible to use Form S-3 at the time the Registration Statement was filed.  No securities of the Company have been sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Thomas E. Molner of Kramer Levin Naftalis & Frankel LLP at (212) 715-9429.

            Very truly yours,

            GENCO SHIPPING & TRADING LIMITED

            By: /s/ John C. Wobensmith
            Name: John C. Wobensmith
            Title:   Chief Financial Officer

cc:           Thomas E. Molner, Esq.